UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Amendment No. __)*

TGC INDUSTRIES, INC.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

872417308

(CUSIP Number)

December 31, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 872417308	13G	Page 2 of 7 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Harpswell Capital Management, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power 1,118,260

		6.	Shared Voting Power 0

		7.	Sole Dispositive Power 1,118,260

		8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,118,260

10.	Check if the Aggregate Amount in Row (9) Excludes ☐ Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 5.8%

12.	Type of Reporting Person (See Instructions) IA

CUSIP No. 872417308	13G	Page 3 of 7 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). John P. Moore

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power 1,118,260

		6.	Shared Voting Power 0

		7.	Sole Dispositive Power 1,118,260

		8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,118,260

10.	Check if the Aggregate Amount in Row (9) Excludes ☐ Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 5.8%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 872417308	Page 4 of 7

Item 1.

(a)           Name of Issuer: TGC Industries, Inc. (the “Issuer”).

(b)           Address of the Issuer’s Principal Executive Offices: 101 East Park Blvd., Suite 955, Plano, Texas 75074.

Item 2.

(a)           Name of Person Filing: This joint statement on Schedule 13G is being filed by Harpswell Capital Management, LLC and John P. Moore (collectively referred to herein as the “Reporting Persons”).  Harpswell Capital Management, LLC (“Harpswell”) is an SEC registered investment adviser managing private investment funds and separate accounts.  Mr. Moore (the “Principal”) is the sole managing member of Harpswell.  The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Schedule 13G as Exhibit 1 (which is incorporated herein by reference), pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k) under the Act.

(b)           Address of Principal Business Office:  The principal business office of the Reporting Persons with respect to the shares reported hereunder is 2 Monument Square, Suite 650, Portland, ME 04101.

(c)           Citizenship:  Harpswell is a Delaware limited liability company.  The Principal is a United States citizen.

(d)           Title and Class of Securities:  Common Stock, $0.01 par value (“Common Stock”).

(e)           CUSIP Number: 872417308.

Item 3.                                If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)  ☐ Broker or dealer registered under Section 15 of the Act (15 U.S. C. 78o)

(b)  ☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐  Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C.
    78c).

(d) ☐  Investment  Company  registered under Section 8 of the Investment Company
    Act of 1940 (15 U.S.C. 80a-8).

(e) ☒  An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).

(f) ☐  An  employee   benefit  plan  or  endowment  fund  in  accordance  with
§240.13d-1(b)(1)(ii)(F).

(g) ☐  A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G)

CUSIP No. 872417308	Page 5 of 7

(h) ☐  A savings association as defined in Section 3(b) of the Federal Deposit InsuranceAct (12 U.S.C. 1813)

(i) ☐  A church plan that is excluded from the definition of an investment company underSection 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

(j) ☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J)

Item 4.                      Ownership:

Harpswell, as an investment adviser to investment funds and separate accounts (including, in certain instances, by acting as general partner of an investment related limited partnership) has the authority to vote and dispose of 1,118,260 shares of Common Stock of the Issuer representing approximately 5.8% of the class, and the Principal, as the sole managing member of Harpswell has the indirect authority to vote or dispose of all of such shares of Common Stock.  The percentage of Common Stock beneficially owned by the Reporting Persons is based on a total of 19,204,448 shares of Common Stock of the Issuer outstanding as of October 29, 2010, 2010, as reported in the Issuer’s most recent Form 10-Q for the quarterly period ended September 30, 2010.

Item 5.	Ownership of Five Percent or Less of a Class:
Not applicable.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:
Not applicable.
Item 8.	Identification and Classification of Members of the Group:
Not applicable.
Item 9.	Notice of Dissolution of Group:
Not applicable.
Item 10.	Certification:

By signing below I hereby certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 872417308	Page 6 of 7

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:

HARPSWELL CAPITAL MANAGEMENT, LLC

By: /s/ John P. Moore
John P. Moore
Managing Member

JOHN P. MOORE

/s/ John P. Moore

CUSIP No. 872417308	Page 7 of 7

Exhibit 1

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree, as of January 31, 2011, that only one statement containing the information required by Schedule 13G, and each amendment thereto, need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of TGC Industries, Inc., and such statement to which this Joint Filing Agreement is attached as Exhibit 1 is filed on behalf of each of the undersigned.

HARPSWELL CAPITAL MANAGEMENT, LLC

By: /s/ John P. Moore
John P. Moore
Managing Member

JOHN P. MOORE

/s/ John P. Moore